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                    SECURITIES AND EXCHANGE COMMISSION
                          WASHINGTON, D.C.  20549

                            -------------------


                               SCHEDULE 13D
                 Under the Securities Exchange Act of 1934


                               -------------

                             (Amendment No. 2)

                      AMERICAN MAIZE-PRODUCTS COMPANY
- --------------------------------------------------------------------------
                             (Name of Issuer)

        Class B Common Stock                       027339 30 8
- -----------------------------------   -----------------------------------
   (Title of class of securities)                (CUSIP number)

        David E. Zeltner, Weil, Gotshal & Manges, 767 Fifth Avenue,
                  New York, New York 10153, (212)310-8000
- --------------------------------------------------------------------------
    (Name, address and telephone number of person authorized to receive notices and communications)

                               July 24, 1995
- --------------------------------------------------------------------------
          (Date of event which requires filing of this statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the
following box   [_].


Check the following box if a fee is being paid with the statement   [ ].


(A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)


Note: When filing this statement in paper format, six copies of this statement, including exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.


                     (Continued on following page(s))
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 CUSIP No. 027339 30 8                          13D


     1     NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO.
           OF ABOVE PERSON

           EFL Limited

     2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:       (a) [x]
                                                                   (b) [_]

     3     SEC USE ONLY

     4     SOURCE OF FUNDS:         WC

     5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS             [_]
           REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):

     6     CITIZENSHIP OR PLACE OF             Hong Kong
           ORGANIZATION:

       NUMBER OF         7  SOLE VOTING POWER:        None
        SHARES
     BENEFICIALLY        8  SHARED VOTING POWER:      282,600
       OWNED BY
         EACH            9  SOLE DISPOSITIVE POWER:   None
       REPORTING
      PERSON WITH       10  SHARED DISPOSITIVE        282,600
                            POWER:

    11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY     282,600
           REPORTING PERSON:

    12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)               [_]
           EXCLUDES CERTAIN SHARES:

    13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):   16.2%

    14     TYPE OF REPORTING PERSON:           CO
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 CUSIP No. 027339 30 8                          13D


     1     NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO.
           OF ABOVE PERSON

           Excorp Limited

     2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:       (a) [x]
                                                                   (b) [_]

     3     SEC USE ONLY

     4     SOURCE OF FUNDS:         Not Applicable

     5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS             [_]
           REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):

     6     CITIZENSHIP OR PLACE OF             Hong Kong
           ORGANIZATION:

       NUMBER OF         7  SOLE VOTING POWER:        None
        SHARES
     BENEFICIALLY        8  SHARED VOTING POWER:      282,600
       OWNED BY
         EACH            9  SOLE DISPOSITIVE POWER:   None
       REPORTING
      PERSON WITH       10  SHARED DISPOSITIVE        282,600
                            POWER:

    11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY     282,600
           REPORTING PERSON:

    12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)               [_]
           EXCLUDES CERTAIN SHARES:

    13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):   16.2%

    14     TYPE OF REPORTING PERSON:           CO
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 CUSIP No. 027339 30 8                          13D


     1     NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO.
           OF ABOVE PERSON

           Excorp Holdings Limited

     2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:       (a) [x]
                                                                   (b) [_]
     3     SEC USE ONLY

     4     SOURCE OF FUNDS:         Not Applicable

     5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS             [_]
           REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):

     6     CITIZENSHIP OR PLACE OF             Hong Kong
           ORGANIZATION:

       NUMBER OF         7  SOLE VOTING POWER:        None
        SHARES
     BENEFICIALLY        8  SHARED VOTING POWER:      282,600
       OWNED BY
         EACH            9  SOLE DISPOSITIVE POWER:   None
       REPORTING
      PERSON WITH       10  SHARED DISPOSITIVE        282,600
                            POWER:

    11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY     282,600
           REPORTING PERSON:

    12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)               [_]
           EXCLUDES CERTAIN SHARES:

    13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):   16.2%

    14     TYPE OF REPORTING PERSON:           CO
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 CUSIP No. 027339 30 8                          13D


     1     NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO.
           OF ABOVE PERSON

           Abacus (C.I.) Limited

     2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:       (a) [x]
                                                                   (b) [_]

     3     SEC USE ONLY

     4     SOURCE OF FUNDS:         Not Applicable

     5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS             [_]
           REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):

     6     CITIZENSHIP OR PLACE OF             Island of Jersey
           ORGANIZATION:

       NUMBER OF         7  SOLE VOTING POWER:        None
        SHARES
     BENEFICIALLY        8  SHARED VOTING POWER:      282,600
       OWNED BY
         EACH            9  SOLE DISPOSITIVE POWER:   None
       REPORTING
      PERSON WITH       10  SHARED DISPOSITIVE        282,600
                            POWER:

    11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY     282,600
           REPORTING PERSON:

    12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)               [_]
           EXCLUDES CERTAIN SHARES:

    13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):   16.2%

    14     TYPE OF REPORTING PERSON:           CO
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     ITEM 1.   SECURITY AND ISSUER

               This Amendment No. 2 relates to the Statement on Schedule 13D (as heretofore amended, the "Statement") filed on April 6, 1995 on behalf of EFL Limited, a corporation organized under the laws of Hong Kong (the "Purchaser"), Excorp Limited, a corporation organized under the laws of Hong Kong ("Excorp"), Excorp Holdings Limited, a corpora-tion organized under the laws of Hong Kong ("Excorp Holdings"), and Abacus (C.I.) Limited, a trust corporation organized under the laws of the Island of Jersey, as trustee (the "Trustee"), of the Settlement dated 31 December 1985, a trust established under the laws of the Island of Jersey (the "Trust"), with regard to the beneficial ownership of Class B Common Stock, par value $.80 per share (the "Class B Stock"), of American Maize-Products Company, a Maine corpo-ration (the "Company"). Purchaser, Excorp, Excorp Holdings and the Trustee are referred to herein collectively as the "Reporting Persons".

     ITEM 4.   PURPOSE OF TRANSACTION

               On July 24, 1995, Pexco Holdings, Inc., a Delaware
     corporation and a wholly-owned subsidiary of Excorp, sent the following letter to the Board of Directors of the Company:
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                                  July 24, 1995


     The Board of Directors
     American Maize-Products Company
     250 Harbor Drive
     Stamford, CT 06902
     Attn:  Patric J. McLaughlin
            Chairman, President and Chief Executive Officer


               This letter is written on behalf of Pexco Holdings, Inc. ("Pexco") and our affiliate, EFL Limited ("EFL"), a securities trading company that owns 16.2% of the Class B stock and 1.75% of the Class A stock of American Maize-Products Company ("American Maize").

               We are quite disturbed by the recent press reports that Eridania Beghin-Say, S.A. ("Eridania") has persuaded Mr. William Ziegler, III to participate in an arrangement under which Eridania would acquire all outstanding shares of American Maize at $40 per share and a group led by Mr. Ziegler would then acquire 88% of American Maize's tobacco business for $165 million, with American Maize providing $20 million of subordinated debt financing for the Ziegler purchase.

               We believe that the Eridania/Ziegler transaction would not maximize value for all shareholders. In our view, that transaction represents the payment of a very substantial and inappropriate control premium to Mr. Ziegler in the form of a deeply discounted price for American Maize's tobacco business, which is exacerbated by the fact that Mr. Ziegler's purchase would be partly financed by American Maize. Based upon our understanding of the proposed transaction and our valuation of American Maize's tobacco business, we believe that the transaction involves the payment of approximately $30 per share in control premium based on Mr. Ziegler's reported ownership of 1,297,610 American Maize shares (attributing to him shares held in trust and 50% of the shares held indirectly through GIH Corp).

               We recognize the difficulty faced by American Maize's Board of Directors in attempting to maximize shareholder values through a sale of the entire business at this time, when any such sale can be blocked by Mr. Ziegler who beneficially owns a majority of the outstanding Class B shares but only 13% of
















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     American Maize's equity.  Accordingly, we wish you to consider proceeding along a different tack.

               We have engaged in exploratory discussions with members of your management concerning a combination of Pexco's indirect subsidiary, National Tobacco Company, L.P. ("NTC"), a privately-owned Delaware limited partnership that manufactures and markets smokeless tobacco products, with American Maize's tobacco business conducted through its subsidiary, Swisher International, Inc. ("Swisher"). We are certain that the combination of NTC and Swisher would produce substantial synergies that would greatly enhance value, a view that we believe is shared by members of your management.

               A Swisher/NTC combination could be accomplished by our acquisition of Swisher. In this regard, we are prepared to negotiate a purchase of Swisher from American Maize at a price of $225 million, subject to a satisfactory due diligence review and the execution and delivery of a mutually satisfactory purchase agreement. Following such a transaction, American Maize could declare a special cash dividend to its shareholders and, in any event, would remain free to entertain proposals by Eridania or other third parties with respect to its corn business.

               Alternatively, we believe that the value created by a Swisher/NTC combination could be realized by all American Maize shareholders through American Maize's acquisition of NTC followed by a prompt spin-off of Swisher/NTC to all shareholders. We believe the spin-off could be accomplished on a tax free basis by distributing one share of equal voting common stock in the combined company for each outstanding share of American Maize common stock.

               Based upon an analysis conducted by us and our financial advisor, Gleacher & Company, Inc., of comparable companies, trading multiples and other factors, including the synergies that should result from the Swisher/NTC combination, shares of American Maize are likely to trade in the range of $25-$30 per share after the spin-off (underpinned by an estimated $26 per share net cost to Eridania in the Eridania/Ziegler transaction), and shares of Swisher/NTC are likely to trade in the range of $25-$30 per share. Therefore, we believe that our

















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     proposed business combination of NTC with Swisher will maximize shareholder value over the near term in a range of from $50 to $60 per share (as opposed to $40 per share in the Eridania/Ziegler proposal), while creating two freestanding public companies with excellent business prospects going forward.

               Please be advised that our valuations are based solely on 1995 performance and do not begin to take into account the substantial future contribution to earnings in 1996 and beyond which the completion of your massive capital expenditure program in the Hammond, Indiana facility is expected to create. We believe the logic of this proposal is compelling in the context of maximizing value for all shareholders, not just the Ziegler interests.

               Please also note that the spin-off would not prohibit third parties, including Eridania or Mr. Ziegler, from making proposals to acquire either or both of the two independent public companies that would result. As you know, CPC International had expressed an interest in acquiring the corn business for $500 million (approximately $34 per share), the Eridania proposal places a value on the corn business of an estimated $26 per share (after giving effect to Mr. Ziegler's purchase of the tobacco business and the payment of resulting capital gains taxes), and we understand that, in addition to Pexco, a number of parties have expressed interest in acquiring the Company's tobacco business at values far in excess of that proposed by Mr. Ziegler (which business would only be enhanced by a combination with NTC). After the spin-off, however, any such proposal would need to take into account the market value of the business to be acquired which, in the case of either business, should be substantially greater than that reflected by the Eridania/Ziegler transaction.

               We would be happy to discuss either proposed transaction-- our acquisition of Swisher or your acquisition of NTC--and to explain to you, in much greater detail, the synergies that should result from a Swisher/NTC combination and how we and our advisor arrived at our estimates of market values. In the case of our acquisition of Swisher, we would favor an all cash transaction but would consider structures in which American Maize retained an equity stake in the combined business. We also would be flexible in negotiating the terms of any acquisition of NTC by American Maize, and would favor a structure under which the former owners of NTC would receive a combination of cash and




















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     equity securities of American Maize that have meaningful voting rights based upon an agreed valuation for NTC.

               We would appreciate it if you or your representatives would contact us about the possibility of proceeding with either of the transactions outlined above.

                                   Very truly yours,

                                   /s/ Leonard D. Pickett

                                   Leonard D. Pickett
                                   President


               The Reporting Persons continue to believe that the proposed Eridania/Ziegler transaction described in the foregoing letter (the "Proposed Eridania/Ziegler Transaction") would not maximize value for all shareholders. Their future course of action will be influenced by the Company's response to Pexco's proposals set forth in the foregoing letter and by any action taken by the Company's Board of Directors with respect to the Proposed Eridania/Ziegler Transaction. The Reporting Persons may pursue discussions or negotiations with the Company, other stockholders and/or other interested parties with respect to Pexco's proposals and any other possible alternatives to the Eridania/Ziegler Proposed Transaction.

               Depending upon the outcome of the discussions or negotiations referred to above and other future developments, the Reporting Persons may determine to acquire additional shares of the Company's common stock in the open market, privately negotiated transactions or otherwise. Alternatively, depending


































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     upon the outcome of such discussions, negotiations or developments, the Reporting Persons may determine to sell their shares of Class B Stock in the open market, in privately negotiated transactions or otherwise.

               Although the foregoing reflects activities presently contemplated by the Purchaser with respect to the Company, the foregoing is subject to change at any time. Except as set forth above, none of the Reporting Persons has any present plans or proposals which would result in or relate to any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.






















































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                                    SIGNATURE
                                    ---------

               After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned hereby certifies that the information set forth in this Statement is true, complete and correct.

     Dated:    July 24, 1995


                                   EFL LIMITED


                                   By: /s/ Leonard D. Pickett
                                       -------------------------
                                       Name:  Leonard D. Pickett
                                       Title: Attorney-in-fact


                                   EXCORP LIMITED


                                   By: /s/ Leonard D. Pickett
                                       -------------------------
                                       Name:  Leonard D. Pickett
                                       Title: Attorney-in-fact


                                   EXCORP HOLDINGS LIMITED


                                   By: /s/ Leonard D. Pickett
                                       -------------------------
                                       Name:  Leonard D. Pickett
                                       Title: Attorney-in-fact


                                   ABACUS (C.I.) LIMITED, as
                                      Trustee


                                   By: /s/ Leonard D. Pickett
                                       -------------------------
                                       Name:  Leonard D. Pickett
                                       Title: Attorney-in-fact